Exhibit 99.1

Sun Life Announces Early Renewal of Normal Course Issuer Bid

TORONTO, June 4, 2025 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company" or "Sun Life") announced today that the Office of the Superintendent of Financial Institutions and the Toronto Stock Exchange (the "TSX") have approved the Company's previously announced early renewal of its normal course issuer bid.

As of the date hereof, the Company has purchased on the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms 14,429,085 of the 15,000,000 common shares that it was authorized to repurchase under its NCIB that commenced on August 29, 2024 (the "2024 NCIB"), at a weighted average price paid per common share of approximately $81.49. Under the Company's renewed normal course issuer bid (the "2025 NCIB"), the Company will be permitted to purchase up to 10,570,915 common shares, being equal to the remaining 570,915 common shares that the Company has not repurchased under the 2024 NCIB plus an additional 10,000,000 common shares. The 2025 NCIB will commence on June 9, 2025 and continue until May 21, 2026 or such earlier date as the Company may determine. The average daily trading volume of the Company's common shares on the TSX for the six months ending May 31, 2025 was 2,170,836 (the "ADTV"). Purchases under the 2025 NCIB may be made through the facilities of the TSX, other Canadian stock exchanges, the New York Stock Exchange (the "NYSE") and/or alternative trading platforms in Canada and the United States, at prevailing market rates. In accordance with the TSX rules, the Company may purchase up to 542,709 of its common shares on the TSX during any trading day, which represents 25% of the ADTV, subject to the TSX rules permitting block purchases. Subject to certain exceptions for block purchases, the maximum number of common shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase.

The 2025 NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

In accordance with the requirements of the TSX, because the Company is renewing its normal course issuer bid before the 2024 NCIB expires, the total number of common shares that the Company repurchased under the 2024 NCIB will be deducted from the maximum number of common shares that the Company may purchase under the 2025 NCIB. Accordingly, the Company has obtained TSX approval to purchase up to 25,000,000 common shares under the 2025 NCIB, representing approximately 4.4% of the 563,611,686 common shares issued and outstanding as at June 2, 2025. The 25,000,000 common share maximum includes 14,429,085 common shares already repurchased under the 2024 NCIB and the 10,570,915 common shares that may be repurchased under the 2025 NCIB.

Subject to regulatory approval, purchases under the 2025 NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the 2025 NCIB, and the timing of such purchases (if any), will be determined by the Company. Any common shares purchased by the Company pursuant to the 2025  NCIB will be cancelled  or used in connection with certain equity settled incentive arrangements.

The Company has established an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under the 2025 NCIB. Under the automatic repurchase plan, the Company's designated broker may purchase common shares pursuant to the 2025 NCIB at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Purchases made pursuant to the automatic repurchase plan, if any, will be made by the Company's designated broker based upon the parameters prescribed by the TSX, the NYSE, applicable Canadian and U.S. securities laws and the terms of the written agreement between the Company and its designated broker. The automatic repurchase plan constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and has been pre-cleared by the TSX.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) relating to the 2025 NCIB (including, but not limited to, statements regarding future purchases of common shares under the 2025 NCIB, including under the automatic repurchase plan), (ii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements made in this news release are stated as at June 4, 2025, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2024 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2024 under the heading "Risk Factors", and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2025 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements and there is no assurance that any common shares will be purchased under the 2025 NCIB (including under the automatic repurchase plan).

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2025, Sun Life had total assets under management of $1.55 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 04-JUN-25